

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-mail
Craig W. Best
President and Chief Executive Officer
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503-1848

>**Re: Penseco Financial Services Corporation
>   Form 10-K for Fiscal Year Ended December 31, 2012
>   Filed March 14, 2013
>   File No. 000-23777**

Dear Mr. Best:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Donald R. Readlinger, Esq.